

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2021

Ernie Garateix
Chief Executive Officer
Heritage Insurance Holdings, Inc.
2600 McCormick Drive, Suite 300
Clearwater, FL 33759

> **Re: Heritage Insurance Holdings, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 10, 2021**
> **File No. 333-254091**

Dear Mr. Garateix:

    This is to advise you that we have not reviewed and will not review your registration statement.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Eric Envall at (202) 551-3234 with any questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Finance